02034615

CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

02 JUN -5 AM 11:16

May 21, 2002

NEWS RELEASE

SUPPL

News Release 02-005
TSX Venture Exchange
Trading Symbol TSX: **CCB**
US SEC Exemption No. 82-3378

CON-SPACE SALES AND PROFITS UP

RICHMOND, BC — James L. Swanson, Chairman, CON-SPACE Communications Ltd., (CDNX:CCB) announced today an over all 9% increase in sales and a increase of $355,593 in profits during the first three quarters of its fiscal year over last year.

"Our first three quarters, ended March 31, 2002, closed with year-to-date sales of $2,159,494 a 9% increase over the $1,978,635 for the same period last year", reported Swanson, "But more importantly is our net profit of $64,789 or $0.01 per share compared to a net loss of ($290,804) or ($0.03) one year ago. A total increase of $355,593 to the bottom line."

Sales for the third quarter were $706,514 giving a .03% increase over the $683,363 for the same quarter a year ago. Operating expenses for the third quarter were $312,173 compared to last year's third quarter of $432,626. For the first three quarters of fiscal 2002 ended March 31, 2002 operating expenses closed at $926,250 down from $1,080,918 one year earlier.

Resulting operational profits (before amortization, deprecation and taxes) were $25,373 or $0.00 for the third quarter and $179,469 or $0.02 per share for the first three quarters of fiscal 2002 compared to last year's third quarter operating loss of ($120,532) or ($0.01) per share and the first three quarters operating loss of ($109,845) or ($0.01) per share.

Net loss for the quarter ended March 31, 2002 ended at ($13,823) or ($0.00) resulting in the first three quarters net profit of $64,789 or $0.01 per share. This compares to last year's third quarter net loss of ($180,796) or ($0.02) and a net loss for the first three quarters of ($290,804) or ($0.03) per share. The result is a $355,593 improvement in net profit this year over last.

CON-SPACE is recognized worldwide as the leading designer and manufacturer of specialized voice communication equipment used by Police, Fire, Rescue, Government Agencies, Militaries, Municipalities and general industry. The Company has distribution throughout North America, Great Britain, Australia, and parts of Asia, South America, and Europe and also supplies many other manufacturers with Private Labeled products. Its products were used extensively on site of the World Trade Center disaster in the frantic effort to find potential survivors. Its web site is www.con-space.com.

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For more information, please call James L. Swanson, Chairman, CON-SPACE COMMUNICATIONS LTD., (604) 244-9323, (800) 755-2528 in the U.S., or by e-mail invest@con-space.com. The CON-SPACE web site is located at http://www.con-space.com. "Forward-looking" statements in this release involve risks and uncertainties associated with, among others, economic, industry conditions, technological development, and competition and should not be relied upon as actual results may differ materially from those projected.